FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2013

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

Quarterly Report for the Period Ending

March 31, 2013

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2013 of Videotron Ltd.

QUARTERLY REPORT

2013 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2013 – March 31, 2013

May 8, 2013

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2013 and 2012

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Quebec). We are the largest cable operator in the Province of Quebec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Quebec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony services, rights and trademarks for the rental and sale of DVDs and video games, and the operation of specialized websites.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2013 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2012 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE DECEMBER 31, 2012

•	During the first quarter of 2013, revenues grew by 3.6%, operating income grew by 4.7% and ARPU grew by 4.9%, all compared to the first quarter of 2012.

•

Net additions of 31,100 revenue generating units (RGUs) in the first quarter of 2013 (representing the sum of our cable television, cable Internet, Internet over wireless, cable telephony subscribers, and mobile telephony lines), compared with 30,200 net RGUs added in the same quarter of 2012. Total RGUs were 4,948,400 as of March 31, 2013.

•	We activated 18,300 net new lines on our advanced mobile network during the quarter, bringing our total mobile customer base to 420,900 activated lines.

•	On February 23, 2013, Videotron launched illico Club Unlimited, a new video-on-demand service available by subscription throughout Quebec and Ontario.

•	We continued the upgrade of our network and as a result, we increased our Internet speeds in April 2013.

•	Videotron was ranked, for the eighth consecutive year, Quebec’s most admired company in the telecommunication industry by Leger Marketing.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income and average monthly revenue per user (“ARPU”) are not calculated in accordance with, or recognized by International Financial Reporting Standards (“IFRS”). The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations and other special items, gain on debt refinancing, and income taxes. Operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. In addition, the Corporation uses free cash flows from continuing operating activities to reflect such costs. Measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 1 below presents a reconciliation of operating income to net income as presented in our condensed consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended March 31
	2013	2012
Operating income	$317.2	$303.0
Amortization	(135.9)	(114.1)
Financial expenses	(45.7)	(45.1)
(Loss) gain on valuation and translation of financial instruments	(3.4)	69.4
Gain on debt refinancing	–	1.3
Restructuring of operations and other special items	–	(0.2)
Income taxes	(23.3)	(43.5)
Net income	$108.9	$170.8

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Results of Videotron

2013/2012 First Quarter Comparison

Customer statistics

Cable television – The combined customer base for cable television services decreased by 5,800 (0.3%) in the first quarter of 2013 (compared with a decrease of 7,500 (0.4%) in the first quarter of 2012) (see Table 2). As of March 31, 2013, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,710,000 total homes passed) of 68.2% compared with 69.5% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,500,300 at the end of the first quarter of 2013, an increase of 15,700 or 1.1% during the period (compared with an increase of 16,700 (1.2%) in the first quarter of 2012) and a year-over-year increase of 82,800 (5.8%). As of March 31, 2013, 81.1% of our cable television customers were subscribers to our illico Digital TV services, compared with 76.5% as of March 31, 2012. Illico Digital TV had a household penetration rate of 55.4% at the end of March 2013, compared with 53.2% as of March 31, 2012.

•

The customer base for analog cable television services decreased by 21,500 (5.8%) in the first quarter of 2013 (compared with a decrease of 24,200 customers (5.3%) in the first quarter of 2012) and year-over-year decrease of 20.1%, primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,397,300 at the end of the first quarter of 2013, an increase of 9,600 (0.7%) in the quarter (compared with an increase of 8,000 (0.6%) during the first quarter of 2012) and a year-over-year increase of 4.2%. As of March 31, 2013, cable Internet access services had a household penetration rate of 51.6%, compared with 50.3% as of March 31, 2012.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,274,000 at the end of the first quarter of 2013, an increase of 9,100 (0.7%) in the quarter (compared with an increase of 7,200 (0.6%) in the same quarter of 2012) and a year-over-year increase of 5.1%. As of March 31, 2013, the cable telephony service had a household penetration rate of 47.0%, compared with 45.5% as of March 31, 2012.

Mobile telephony service – As of March 31, 2013, 420,900 lines were activated on our mobile telephony service, an increase of 18,300 (4.5%) in the quarter (compared with an increase of 22,200 (7.6%) in the same quarter of 2012) and a year-over-year increase of 34.6%.

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	March 13	Dec. 12	Sept. 12	June 12	March 12	Dec. 11	Sept. 11	June 11
Cable television:
Analog	348.9	370.4	395.1	412.9	436.5	460.7	496.1	530.3
Digital	1,500.3	1,484.6	1,457.8	1,425.0	1,417.5	1,400.8	1,348.1	1,270.4
Total cable television	1,849.2	1,855.0	1,852.9	1,837.9	1,854.0	1,861.5	1,844.2	1,800.7
Cable Internet	1,397.3	1,387.7	1,369.6	1,341.1	1,340.5	1,332.5	1,306.4	1,266.5
Internet over wireless	7.0	7.1	7.4	6.8	5.9	5.6	5.2	4.0
Cable telephony	1,274.0	1,264.9	1,249.7	1,223.4	1,212.5	1,205.3	1,179.4	1,141.6
Mobile telephony (in thousands of lines)	420.9	402.6	378.3	347.6	312.8	290.6	258.1	210.6

Revenue generating units (RGUs)	4,948.4	4,917.3	4,857.9	4,756.8	4,725.7	4,695.5	4,593.3	4,423.4

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues: $668.8 million, an increase of $23.0 million (3.6%) compared with the first quarter of 2012.

Combined revenues from cable television services increased by $3.9 million (1.5%) to $272.0 million. This increase was primarily due to price increases, higher rental revenues from our set-top boxes, the migration of customers from analog to digital services, and an increase in subscribers to our High Definition packages.

Revenues from Internet access services increased by $7.1 million (3.7%) to $198.4 million. The improvement was mainly due to customer growth.

Revenues from cable telephony service increased by $4.0 million (3.6%) to $115.7 million. This increase was mainly due to customer growth and higher ARPU from our small and medium business customers.

Revenues from mobile telephony services increased by $12.4 million (32.9%) to $49.9 million, essentially due to customer growth.

Revenues from business solutions decreased by $1.1 million (6.4%) to $15.8 million.

Revenues from sales of customer premises equipment decreased by $1.4 million (16.4%) to $6.9 million.

Other revenues, comprised of revenues from La Sette, SuperClub Vidéotron and Jobboom, decreased by $1.9 million (15.7%) to $10.1 million.

Monthly combined ARPU: $114.49 in the first quarter of 2013, compared with $109.18 in the same quarter of 2012, an increase of $5.31 (4.9%). This growth is mainly explained by an increase in customers subscribing to two or more services and price increases in television and Internet services.

Operating income: $317.2 million in the first quarter of 2013, an increase of $14.2 million (4.7%) compared to the same quarter of 2012.

•	This increase was primarily due to:

•	revenue increase, as detailed above.

Partially offset by:

•	increases in call centre and technical support costs.

Purchase of goods and services, expressed as a percentage of revenues: 38.3% in the first quarter of 2013 compared with 38.8% in the same quarter of 2012.

•	Purchase of goods and services as a proportion of revenues decreased, primarily due to:

•	fixed-cost base, which does not fluctuate in sync with revenue growth; and

•	increase in residential, multi-unit and commercial customers subscribing to two or more services.

Partially offset by:

•	increases in call centre and technical support costs.

Employee costs, expressed as a percentage of revenues: 14.3% in the first quarter of 2013 compared with 14.2% in the same quarter of 2012.

•	Employee costs as a proportion of revenues slightly increased, primarily due to:

•	increase in salaries and pension plan costs.

Amortization charge: $135.9 million, an increase of $21.8 million (19.1%) compared with the same quarter of 2012.

•	The increase was mainly due to:

•	increase in fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our wireline network; and

•	amortization of illico Digital TV set-top boxes related to our rental program.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial expenses (Primarily comprised of cash interest expense on outstanding debt): $45.7 million in the first quarter of 2013, an increase of $0.6 million (1.3%) compared with the same quarter of 2012.

•	The increase was mainly due to:

•	$2.2 million increase in interest expenses, due to higher indebtedness.

Partially offset by:

•	$1.7 million decrease in loss on foreign currency translation on short-term monetary assets.

Gain or loss on valuation and translation of financial instruments: $3.4 million loss in the first quarter of 2013, compared with a $69.4 million gain in the same quarter of 2012, an unfavourable variance of $72.8 million.

•	The negative variance was essentially due to an unfavourable change in the fair value of early settlement options as a result of interest rate and credit premium fluctuations.

Income tax expense: $23.3 million (effective tax rate of 17.6%) in the first quarter of 2013, compared with $43.5 million (effective tax rate of 20.3%) in the same quarter of 2012.

•	The decrease of $20.2 million was mainly due to:

•	$22.1 million related to the decrease in taxable income.

Partially offset by:

•	$1.7 million related to non-taxable items, items deductible at a lower tax rate, and other items.

Net income attributable to shareholder: $108.9 million, a decrease of $61.9 million (36.2%).

•	The decrease was mainly due to:

•	$72.8 million unfavourable variance in gain or loss on valuation and translation of financial instruments;

•	$21.8 million increase in amortization;

•	$1.3 million decrease in gain on debt refinancing; and

•	$0.6 million increase in financial expenses.

Partially offset by:

•	$20.2 million decrease in income taxes;

•	$14.2 million increase in operating income; and

•	$0.2 million decrease in restructuring of operations and other special items.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of our financial position as of the balance sheet date.

Operating Activities

Cash flows provided by operating activities: $174.4 million in the first quarter of 2013, compared with $279.6 million in the same quarter of 2012, a decrease of $105.2 million (37.6%).

•	The decrease was mainly due to:

•

$91.8 million unfavourable variance in non-cash balances related to operations, mainly due to a $15.0 million increase in accounts receivable; a $20.4 million increase of the net variation in accounts receivable and payable to affiliated corporations; a $7.7 million increase in inventories; and a $61.8 million decrease in accounts payable; partially offset by a $10.8 million increase in income taxes payable and a $2.3 million variance in other assets and liabilities; and

•	$27.2 million increase in current income tax expenses.

Partially offset by:

•	$14.2 million increase in operating income.

Working capital: Negative $298.2 million as of March 31, 2013 compared with negative $236.5 million as of December 31, 2012. The difference mainly reflects the impact of the decrease in cash and cash equivalents and the reclassification to short-term liabilities of derivative financial instruments due in January 2014, partially offset by the increase in prepaid expenses at the beginning of the year, and the decrease in accounts payable and accrued charges.

Investing Activities

Additions to fixed assets: $145.6 million in the first quarter of 2013 compared with $183.5 million in the same quarter of 2012. The variance is mainly due to lower investments in our 4G network in 2013 compared to 2012, since the initial roll-out is substantially completed.

Additions to intangible assets: $13.1 million in the first quarter of 2013, compared with $18.9 million in the same quarter of 2012.

Financing Activities

Consolidated debt (long-term debt plus bank borrowings): $40.1 million increase during the first quarter of 2013.

•	Summary of debt increases during the first quarter of 2013:

•	$35.5 million unfavourable impact of exchange rate fluctuations; and

•	$3.2 million increase in debt due to an unfavourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations.

Dividends: Net decrease of $310.0 million in cash distributions to our parent corporation in the first quarter of 2013 compared with the same quarter of 2012.

Assets and liabilities related to derivative financial instruments: Net liability of $210.8 million as of March 31, 2013, compared with a net liability of $231.2 million as of December 31, 2012. This $20.4 million favourable variance was due primarily to the favourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Position as of March 31, 2013

Net available liquid assets: $677.9 million for the Corporation and its wholly owned subsidiaries, consisting of $102.9 million in cash and cash equivalents and $575.0 million in unused availabilities under credit facilities.

Consolidated debt (long-term debt plus bank borrowings): $2,167.2 million as of March 31, 2013, an increase of $40.1 million; $20.4 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of March 31, 2013, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending March 31

(in millions of dollars)

2013	$10.7
2014	10.7
2015	188.3
2016	10.7
2017	10.7
2018 and thereafter	2,137.7
Total	$2,368.8

The weighted average term of Videotron’s consolidated debt was approximately 6.6 years as of March 31, 2013 (6.8 years as of December 31, 2012). As of March 31, 2013 and December 31, 2012, the debt consisted of approximately 83.1% fixed-rate debt and 16.9% floating-rate debt.

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our cable and 4G wireless network, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Distributions to our shareholder: We paid $80.0 million in dividends to our shareholder, Quebecor Media, in the first quarter of 2013, compared with total cash distributions of $390.0 million in the same quarter of 2012. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of March 31, 2013

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between March 31, 2013 and December 31, 2012

(in millions of dollars)

	March 31, 2013	December 31, 2012	Variance	Variance detail
Assets

Cash and cash equivalents	$104.5	$164.1	$(59.6)	Cash inflows provided by operating activities less outflows related to investing and financing activities

Amounts receivable from affiliated corporations	58.9	15.8	43.1	Increase in dividends receivable under tax consolidation arrangements

Liabilities

Accounts payable and accrued charges	370.1	469.6	(99.5)	Impact of current variances in activity

Amounts payable to affiliated corporations	66.9	31.0	35.9	Increase in interest payable under tax consolidation arrangements

Derivative financial instruments[1]	210.8	231.2	(20.4)	Favourable net impact of exchange rate and interest rate fluctuations

Long-term debt, including short-term portion	2,167.2	2,127.1	40.1	Unfavourable impact of exchange rate fluctuations and unfavourable variance in fair value of embedded derivatives

[1]	Current and long-term liabilities less long-term assets

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of March 31, 2013, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of March 31, 2013

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$370.1	$370.1	$–	$–	$–
Amounts payable to affiliated corporations	66.9	66.9	–	–	–
Bank credit facility	58.9	10.7	21.4	21.4	5.4
6 3/8% Senior Notes due December 15, 2015	177.6	–	177.6	–	–
9 1/8% Senior Notes due April 15, 2018	719.5	–	–	–	719.5
7 1/8% Senior Notes due January 15, 2020	300.0	–	–	–	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5% Senior Notes due July 15, 2022	812.8	–	–	–	812.8
Interest payments[2]	1,180.9	129.3	361.5	332.3	357.8
Derivative financial instruments[3]	209.7	119.5	28.4	–	61.8
Lease commitments	180.4	36.2	46.9	28.3	69.0
Services and capital equipment commitments	44.4	29.2	9.8	4.1	1.3

Total contractual cash obligations	$4,421.2	$761.9	$645.6	$386.1	$2,627.6

[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of March 31, 2013.

[3]	Estimated future disbursements, net of receipts, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the first quarter of 2013, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $17.6 million ($19.9 million in the same quarter of 2012), which are included in purchase of goods and services. Videotron and its subsidiaries made sales to the parent and affiliated corporations in the amount of $3.0 million ($4.4 million in the first quarter of 2012). These transactions were concluded and accounted for at the settlement amount.

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the first quarter of 2013, Videotron incurred management fees of $11.3 million ($8.7 million in the first quarter of 2012) with its parent corporation.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to reverse existing hedging positions through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2013 and December 31, 2012 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	March 31, 2013		December 31, 2012
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(2,368.8)	$(2,488.8)	$(2,333.0)	$(2,484.0)
Derivative financial instruments
Early settlement options	174.8	174.8	178.2	178.2
Foreign exchange forward contracts[2]	1.2	1.2	0.2	0.2
Cross-currency interest rate swaps[2]	(212.0)	(212.0)	(231.4)	(231.4)
1	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to embedded derivatives and financing fees.

2	The value of foreign exchange forward contracts entered into to reverse existing hedging positions is netted from the value of the offset financial instruments.

The loss (gain) on valuation and translation of financial instruments for the three months ended March 31, 2013 and 2012 is summarized in the following table.

Table 7

Loss (gain) on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended March 31
	2013	2012
Loss (gain) on embedded derivatives	$3.2	$(67.2)
Loss (gain) on derivative financial instruments for which hedge accounting is not used	0.2	(2.2)
	$3.4	$(69.4)

A loss of $11.0 million was recorded under other comprehensive income in the first quarter of 2013 in relation to cash flow hedging relationships (gain of $2.2 million in the same quarter of 2012).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

MANAGEMENT DISCUSSION AND ANALYSIS

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments, by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to a net exposure by the counterparty or by the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

MANAGEMENT DISCUSSION AND ANALYSIS

Changes in Accounting Policies

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)

IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)

IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method.

(iii)

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)

IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)

IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

(vi)

IAS 19 Employee Benefits (Amended) involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded under other comprehensive income to be recorded immediately in retained earnings or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income immediately in accumulated other comprehensive income.

The adoption of the amended standard had the following impacts on prior period figures:

Consolidated statement of income

Increase (decrease)	Three months ended March 31, 2012

Employee costs	$32
Financial expenses	870
Deferred income tax expense	(242)
Net income	$(660)

Net income attributable to:
Shareholder	$(660)
Non-controlling interests	–

MANAGEMENT DISCUSSION AND ANALYSIS

Consolidated balance sheets

Increase (decrease)	December 31, 2012	December 31, 2011
Retained earnings	$35,914	$27,821
Accumulated other comprehensive loss	(35,914)	(27,821)

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement our business and operating strategies successfully and manage our growth and expansion;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2013	2012
			(restated, note 2)
Revenues
Cable television		$271,953	$268,025
Internet		198,422	191,356
Cable telephony		115,712	111,707
Mobile telephony		49,941	37,573
Business solutions		15,792	16,880
Equipment sales		6,946	8,309
Other		10,058	11,936
		668,824	645,786

Purchase of goods and services	3	255,989	250,809
Employee costs	3	95,530	91,982
Amortization		135,919	114,113
Financial expenses	4	45,717	45,055
Loss (gain) on valuation and translation of financial instruments	5	3,447	(69,424)
Restructuring of operations and other special items		–	207
Gain on debt refinancing		–	(1,292)
Income before income taxes		132,222	214,336

Income taxes
Current		27,327	171
Deferred		(4,039)	43,376
		23,288	43,547
Net income		$108,934	$170,789

Net income attributable to:
Shareholder		$108,874	$170,733
Non-controlling interests		60	56

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2013	2012
		(restated, note 2)

Net income	$108,934	$170,789
Other comprehensive (loss) income:
Items that may be reclassified to income :
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments	(11,029)	2,201
Deferred income taxes	(311)	4,223
Reclassification to income:
Other comprehensive loss related to cash flows hedges	–	4,065
Deferred income taxes	–	(1,500)
	(11,340)	8,989
Comprehensive income	$97,594	$179,778

Comprehensive income attributable to:
Shareholder	$97,534	$179,722
Non-controlling interests	60	56

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock	Retained earnings	Accumulated other comprehensive loss	Equity attributable to non-controlling interests	Total equity
	(note 7)		(note 9)

Balance as of December 31, 2011	$3,401	$1,034,891	$(33,065)	$1,314	$1,006,541

Net income	–	170,733	–	56	170,789

Other comprehensive income	–	–	8,989	–	8,989

Dividends	–	(390,000)	–	–	(390,000)

Balance as of March 31, 2012	3,401	815,624	(24,076)	1,370	796,319

Net income	–	357,535	–	168	357,703

Other comprehensive income	–	–	5,050	–	5,050

Acquisition of a non-controlling interest	–	–	–	(38)	(38)

Dividends	–	(370,000)	–	(463)	(370,463)

Balance as of December 31, 2012	3,401	803,159	(19,026)	1,037	788,571

Net income	–	108,874	–	60	108,934

Other comprehensive loss	–	–	(11,340)	–	(11,340)

Dividends	–	(80,000)	–	–	(80,000)

Balance as of March 31, 2013	$3,401	$832,033	$(30,366)	$1,097	$806,165

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2013	2012
			(restated, note 2)

Cash flows related to operating activities
Net income		$108,934	$170,789
Adjustments for:
Amortization of fixed assets		109,020	90,807
Amortization of intangible assets		26,899	23,306
Loss (gain) on valuation and translation of financial instruments	5	3,447	(69,424)
Amortization of financing costs and long-term debt premium or discount	4	1,441	1,414
Deferred income taxes		(4,039)	43,376
Gain on debt refinancing		–	(1,292)
Other		2,345	2,417
		248,047	261,393
Net change in non-cash balances related to operating activities		(73,618)	18,226
Cash flows provided by operating activities		174,429	279,619

Cash flows related to investing activities
Additions to fixed assets		(145,589)	(183,451)
Additions to intangible assets		(13,141)	(18,902)
Other		897	1,163
Cash flows used in investing activities		(157,833)	(201,190)

Cash flows related to financing activities
Issuance of long-term debt, net of financing fees		–	787,571
Repayment of long-term debt		–	(394,094)
Settlement of hedging contracts		3,770	–
Dividends		(80,000)	(390,000)
Other		–	(37)
Cash flows (used in) provided by financing activities		(76,230)	3,440

Net change in cash and cash equivalents		(59,634)	81,869

Cash and cash equivalents at beginning of period		164,131	95,016
Cash and cash equivalents at end of period		$104,497	$176,885

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2013	2012
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of:
Bank overdraft	$(18,782)	$(17,944)
Cash equivalents	123,279	194,829
	$104,497	$176,885

Interest and taxes reflected as operating activities:
Cash interest payments	$22,602	$15,956
Cash income tax payments (net of refunds)	16,658	311

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	March 31, 2013	December 31, 2012
Assets

Current assets
Cash and cash equivalents	$104,497	$164,131
Accounts receivable	273,181	264,500
Income taxes	3,965	–
Amounts receivable from affiliated corporations	58,881	15,763
Inventories	105,139	95,482
Prepaid expenses	31,545	18,214
Total current assets	577,208	558,090

Non-current assets
Investments	1,630,000	1,630,000
Fixed assets	2,827,130	2,831,667
Intangible assets	667,260	685,305
Goodwill	451,645	451,645
Derivative financial instruments	9,014	3,175
Deferred income taxes	3,700	4,474
Other assets	40,355	41,835
Total non-current assets	5,629,104	5,648,101
Total assets	$6,206,312	$6,206,191

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	March 31, 2013	December 31, 2012

Liabilities and Equity

Current liabilities
Accounts payable and accrued charges		$370,125	$469,552
Amounts payable to affiliated corporations		66,917	31,027
Provisions		9,760	7,815
Deferred revenue		259,692	249,094
Income taxes		39,430	26,429
Derivative financial instruments		118,785	–
Current portion of long-term debt		10,714	10,714
Total current liabilities		875,423	794,631

Non-current liabilities
Long-term debt	6	2,156,446	2,116,343
Subordinated loan from parent corporation		1,630,000	1,630,000
Derivative financial instruments		101,057	234,419
Deferred income taxes		522,539	527,073
Other liabilities		114,682	115,154
Total non-current liabilities		4,524,724	4,622,989
Total liabilities		5,400,147	5,417,620

Equity
Capital stock	7	3,401	3,401
Retained earnings		832,033	803,159
Accumulated other comprehensive loss	9	(30,366)	(19,026)
Equity attributable to shareholder		805,068	787,534
Non-controlling interests		1,097	1,037
Total equity		806,165	788,571

Total liabilities and equity		$6,206,312	$6,206,191

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada, operates in the rental of movies, videogames and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2012 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on May 7, 2013.

Comparative figures for the three-month period ended March 31, 2012 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2013.

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)

IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)

IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method.

(iii)

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)

IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)

IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES (continued)

(vi)

IAS 19 Employee Benefits (Amended) involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in other comprehensive income to be recorded immediately in retained earnings or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income immediately in accumulated other comprehensive income.

The adoption of the amended standard had the following impacts on prior period figures:

Consolidated statement of income

Increase (decrease)	Three months ended March 31, 2012

Employee costs	$32
Financial expenses	870
Deferred income tax expense	(242)
Net income	$(660)

Net income attributable to:
Shareholder	$(660)
Non-controlling interests	–

Consolidated balance sheets

Increase (decrease)	December 31, 2012	December 31, 2011

Retained earnings	$35,914	$27,821
Accumulated other comprehensive loss	(35,914)	(27,821)

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended March 31
	2013	2012
		(restated, note 2)

Employee costs	$123,728	$121,657
Less: employee costs capitalized to fixed assets and intangible assets	(28,198)	(29,675)
	95,530	91,982
Purchase of goods and services
Royalties and rights	109,186	106,560
Cost of retail products	25,607	25,977
Subcontracting costs	24,861	25,414
Marketing and distribution expenses	11,951	17,359
Other	84,384	75,499
	255,989	250,809

	$351,519	$342,791

4.	FINANCIAL EXPENSES

	Three months ended March 31
	2013	2012
		(restated, note 2)

Third parties:
Interest on long-term debt	$44,381	$42,189
Amortization of financing costs and long-term debt premium or discount	1,441	1,414
Loss on foreign currency translation on short-term monetary items	505	2,221
Other	(283)	(221)
	46,044	45,603
Affiliated corporations:
Interest expense	42,201	42,675
Dividend income	(43,608)	(44,093)
	(1,407)	(1,418)

Interest on net defined benefit liability	1,080	870
	$45,717	$45,055

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

5.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2013	2012

Loss (gain) on embedded derivatives	$3,187	$(67,215)
Loss (gain) on derivative financial instruments for which hedge accounting is not used	260	(2,209)
	$3,447	$(69,424)

6.	LONG-TERM DEBT

Components of the long-term debt are as follows:

	March 31, 2013	December 31, 2012

Bank credit facilities	$58,929	$58,929
Senior Notes	2,309,909	2,274,115
Total long-term debt	2,368,838	2,333,044

Adjustment related to embedded derivatives	(169,099)	(172,286)
Financing fees, net of amortization	(32,579)	(33,701)
	(201,678)	(205,987)

Less: current portion	(10,714)	(10,714)
	$2,156,446	$2,116,343

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

7.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of March 31, 2013 and December 31, 2012	2,516,829	$3,401

8.	STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options granted by the parent corporation to the employees of the Corporation and its subsidiaries for the three-month period ended March 31, 2013:

		Outstanding options
	Number	Weighted average exercise price
As of December 31, 2012	360,628	$ 39.63
Exercised	(68,212)	43.07
As of March 31, 2013	292,416	$ 38.83
Vested options as of March 31, 2013	17,700	$ 47.23

For the three-month period ended March 31, 2013, a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $0.1 million (a net consolidated charge of $1.7 million in 2012).

During the three-month period ended March 31, 2013, 68,212 of the Corporation’s stock options were exercised for a cash consideration of $1.0 million (33,333 stock options for $0.2 million in 2012).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2011	$(5,244)	$(27,821)	$(33,065)
Other comprehensive income	8,989	–	8,989
Balance as of March 31, 2012	3,745	(27,821)	(24,076)
Other comprehensive income (loss)	13,143	(8,093)	5,050
Balance as of December 31, 2012	16,888	(35,914)	(19,026)
Other comprehensive loss	(11,340)	–	(11,340)
Balance as of March 31, 2013	$5,548	$(35,914)	$(30,366)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 1/4 -year period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie-Josée Marsan
By:	Marie-Josée Marsan Vice President Finance and Chief Financial Officer

Date: May 8, 2013